Mail Stop 3720

May 8, 2006

Mr. John A. Kritzmacher
Senior Vice President and Controller
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974

> **RE:** **Lucent Technologies Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 30, 2005**
> **File No. 001-11639**

Dear Mr. Kritzmacher:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-2

Executive Summary, page F-2

1.   Refer to your discussion of the recognition of the changes in the estimated fair value of warrants issued as part of the global settlement of your shareowner litigation on page F-5. Tell us how you determined the appropriate accounting treatment for the issuance of these warrants, specifically with regard to the measurement date. Provide reference to authoritative literature used as guidance.

12. Financial Instruments, page F-70

Derivative Financial Instruments and Market Risk, page F-72

2.   Your accounting treatment for interest rate swaps is unclear as is whether any of your financial instruments are designated as hedges under SFAS 133. Please clarify the method used to account for all of your derivative financial instruments.

3.   Additionally, please disclose the balance sheet classification of your derivative financial instruments and the changes in fair value of non-qualifying hedges.

4.   Refer to your discussion of the fair value of hedged contracts and embedded derivatives as of September 30, 2005 and 2004 on page F-72. Clarify whether you have offset derivative instrument assets and liabilities in your financial statements, and if so, your accounting basis for doing so.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

3. Stock-based Compensation, page 7

5.   Refer to your discussion of performance share awards on page 8. We note that these awards are subject to fair value adjustments for changes in the market value of the underlying common stock until the performance levels have been determined at the end of each fiscal year. Tell us how you determined the appropriate accounting treatment for the issuance of these warrants, specifically with regard to the measurement date. Provide reference to authoritative literature used as guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director